Exhibit 99.2

KENON HOLDINGS LTD.
(Incorporated in the Republic of Singapore)
(Company Registration Number 201406588W)

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To Be Held on June 14, 2018

To our Shareholders:

You are cordially invited to attend, and NOTICE IS HEREBY GIVEN, of the Annual General Meeting of the shareholders of KENON HOLDINGS LTD. (“Kenon” or the “Company”), which will be held at One Marina Boulevard #30-00, the Boardroom, Singapore 018989 at 10 a.m., Singapore time, on June 14, 2018 (the “Annual General Meeting”) for the following purposes:

As Ordinary Business

1.	To re-elect each of the following Directors who will retire pursuant to Article 94 of our Constitution (the “Constitution”) to the Board of Directors:

(a)	Mr. Cyril Pierre-Jean Ducau;

(b)	Mr. Antoine Bonnier;

(c)	Mr. Laurence N. Charney;

(d)	Mr. N. Scott Fine;

(e)	Dr. Bill Foo;

(f)	Mr. Aviad Kaufman; and

(g)	Mr. Arunava Sen.

2.	To re-appoint KPMG LLP as our statutory Auditor for the financial year ending 31 December 2018, and to authorise the Directors to fix their remuneration.

As Special Business

3.	To consider and, if thought fit, to pass with or without any amendments the following as an Ordinary Resolution:

RESOLVED THAT, pursuant to the provisions of section 161 of the Companies Act, Chapter 50 of Singapore (the “Companies Act”), but subject otherwise to the provisions of the Companies Act and the Constitution, authority be and is hereby given to our Directors to:

(a)	(i)	allot and issue ordinary shares of the Company (“shares”); and/or

(ii)
make or grant offers, agreements or options that might or would require shares to be allotted and issued, whether after the expiration of this authority or otherwise (including but not limited to the creation and issuance of warrants, debentures or other instruments convertible into shares), at any time to and/or with such persons and upon such terms and conditions and for such purposes as our Directors may in their absolute discretion deem fit, and with such rights or restrictions as our Directors may think fit to impose and as are set forth in the Constitution; and

(b)
(notwithstanding the authority to be conferred by this resolution may have ceased to be in force) allot and issue shares in pursuance of any offer, agreement or option made or granted by our Directors while this resolution was in force, and that such authority shall continue in force until the conclusion of the next Annual General Meeting of the Company or the expiration of the period within which the next Annual General Meeting of the Company is required by law to be held, whichever is the earlier.

4.	To consider and, if thought fit, to pass with or without any amendments the following as an Ordinary Resolution:

THAT authority be and is hereby given to the Board to:

(a)
offer and grant awards (“Awards”) of fully paid-up shares in accordance with the provisions of the Kenon Holdings Ltd. Share Incentive Plan 2014 (as amended from time to time) (the “SIP 2014”) and to allot and issue from time to time such number of shares as may be required to be delivered pursuant to the vesting of Awards under the SIP 2014; and

(b)
offer and grant options to acquire shares (“Options”) in accordance with the Kenon Holdings Ltd. Share Option Plan 2014 (the “SOP 2014”) and to allot and issue from time to time such number of shares as may be required to be delivered pursuant to the exercise of Options under the SOP 2014, provided the total number of shares which may be delivered pursuant to Awards granted under the SIP 2014 and Options granted under the SOP 2014 on any date, when added to the total number of new shares allotted and issued and/or to be allotted and issued and issued shares (including treasury shares) delivered and/or to be delivered (i) pursuant to Awards already granted under the SIP 2014; and (ii) pursuant to Options already granted under the SOP 2014, shall not exceed three (3) per cent. of the total number of issued shares (excluding shares held by the Company as treasury shares) from time to time (measured at the time of grant) as such limit may be amended, or such other limit as may be established from time to time.

By order of the Board of Directors,

Cheng Lian Siang
Company Secretary
Singapore
May 16, 2018

For additional information on the above proposals, please refer to the Proxy Statement, dated as of the date hereof (the “Proxy Statement”), accompanying this Notice.

Notes

Singapore Statutory Financial Statements. At the Annual General Meeting, our shareholders will have the opportunity to discuss and ask questions regarding our Singapore audited financial statements for the financial year ended December 31, 2017, together with the Auditor’s report thereon, and the Directors’ statement, in compliance with the laws of Singapore. Shareholder approval of our Singapore audited financial statements is not being sought by the Proxy Statement and will not be sought at the Annual General Meeting.

Eligibility to vote at the Annual General Meeting; Receipt of Notice. The Board of Directors has fixed the close of business (EST) on  May 16, 2018 as the record date (the “Record Date”) for determining those beneficial shareholders of the Company who will be entitled to vote at the Annual General Meeting and receive copies of this Notice and the Proxy Statement. All shareholders of record (i) on the date of the Annual General Meeting will be entitled to vote at the Annual General Meeting and receive copies of this Notice and Proxy Statement; and (ii) on the date of the Notice of Annual General Meeting shall be entitled to receive copies of this Notice and Proxy Statement.

Quorum. Representation of not less than 33 1/3 per cent. of the total number of issued and fully paid ordinary shares of Kenon as at the date of the Annual General Meeting, in person or by proxy, is required to constitute a quorum. Accordingly, it is important that your shares be represented at the Annual General Meeting.

Proxies. Shareholders of Record: A shareholder of record (member) entitled to attend and vote at the Annual General Meeting is entitled to appoint a proxy, or proxies, to attend and vote on his or her behalf. A proxy need not be a shareholder of record (member). Whether or not you plan to attend the Annual General Meeting, please complete, date and sign the enclosed proxy card and return it in the enclosed pre-paid envelope. A proxy card must be received by Computershare Trust Company, N.A. at Computershare Shareholder Services, PO BOX 505000, Louisville, KY, 40233-5000, UNITED STATES, not less than 48 hours before the time appointed for holding the Annual General Meeting (or within such other time as may be required by the Companies Act). For further information on how to vote at the Annual General Meeting, see “Part I – Information About the Annual General Meeting – Manner of Voting – Shareholders of Record” in the Proxy Statement. You may revoke your proxy at any time prior to the time it is voted by (i) providing appropriate written notice to Kenon at c/o Computershare Shareholder Services, PO BOX 505000, Louisville, KY, 40233-5000, UNITED STATES, no less than 48 hours prior to the Annual General Meeting or (ii) attending the Annual General Meeting and voting in person.

Beneficial Shareholders (New York Stock Exchange): In order for your vote to be counted at the Annual General Meeting, you must have been a shareholder as at, and with effect from, the Record Date. Your broker, bank, nominee or other institution will send a voting instruction form for you to use to direct how your shares should be voted. You may also vote your shares in person at the Annual General Meeting. For information on how to vote in person at the Annual General Meeting, see “Part I – Information About the Annual General Meeting – Manner of Voting – Beneficial Shareholders (New York Stock Exchange (the “NYSE”))” in the Proxy Statement. If you do not intend to vote in person at the Annual General Meeting, your shares must be voted no less than 48 hours prior to the Annual General Meeting (or within such longer period prior to the Annual General Meeting as may be specified by the Depository Trust Company’s (the “DTC”), or DTC participants’ procedures). If you would like to revoke your proxy, please contact the holder of your shares to determine how to change or revoke your voting instructions.

Beneficial Shareholders (Tel Aviv Stock Exchange (the “TASE”)): In order for your vote to be counted at the Annual General Meeting, you must have been a shareholder as at, and with effect from, the Record Date and must (i) sign and date a proxy card in the form filed by Kenon on MAGNA, the distribution site of the Israeli Securities Authority, at www.magna.isa.gov.il (“MAGNA”), on May 16, 2018 and attach to it a proof of ownership certificate from the TASE Clearing House Member through which your shares are held, which certificate indicates that you were the beneficial owner of such shares on the Record Date, and return the proxy card, along with the proof of ownership certificate, to Kenon c/o Meitar Liquornik Geva Leshem Tal, Law Offices via fax to +972-3-6103661, Attention: Tomer Sela, Partner or by e-mail to: kenonproxy@meitar.com or (ii) vote in person at the Annual General Meeting. For information on how to vote in person at the Annual General Meeting, see “Part I – Information About the Annual General Meeting – Manner of Voting – Beneficial Shareholders (TASE)” in the Proxy Statement. If you do not intend to vote in person at the Annual General Meeting, your shares must be voted no less than 48 hours prior to the Annual General Meeting (or within such longer period prior to the Annual General Meeting as may be specified by the DTC’s, the DTC’s participants’, or the TASE’s procedures). You may revoke your proxy at any time prior to the time it is voted by (i) communicating such revocation in writing to Kenon or by executing and delivering a later-dated proxy to Kenon c/o Meitar Liquornik Geva Leshem Tal, Law Offices via fax to +972-3-6103661, Attention: Tomer Sela, Partner or by e-mail to: kenonproxy@meitar.com, no less than 48 hours prior to the Annual General Meeting; or (ii) attending the Annual General Meeting and voting in person, subject to the satisfaction of the conditions set forth in the Proxy Statement.

The Proxy Statement and this Notice are each being published for the benefit of all holders of Kenon’s shares, are being posted on Kenon’s website, will be furnished to the U.S. Securities and Exchange Commission on a Report on Form 6-K, and will also be filed with the TASE on an Immediate Report.

Personal data privacy. By submitting an instrument appointing a proxy(ies) and/or representative(s) to attend, speak and vote at the Annual General Meeting and/or any adjournment thereof, a member of the Company (i) consents to the collection, use and disclosure of the member’s personal data by the Company (or its agents or service providers) for the purpose of the processing, administration and analysis by the Company (or its agents or service providers) of proxies and representatives appointed for the Annual General Meeting (including any adjournment thereof) and the preparation and compilation of the attendance lists, minutes and other documents relating to the Annual General Meeting (including any adjournment thereof), and in order for the Company (or its agents or service providers) to comply with any applicable laws, listing rules, take-over rules, regulations and/or guidelines (collectively, the “Purposes”), (ii) warrants that where the member discloses the personal data of the member’s proxy(ies) and/or representative(s) to the Company (or its agents or its service providers), the member has obtained the prior consent of such proxy(ies) and/or representative(s) for the collection, use and disclosure by the Company (or its agents or its service providers) of the personal data of such proxy(ies) and/or representative(s) for the Purposes, and (iii) agrees that the member will indemnify the Company in respect of any penalties, liabilities, claims, demands, losses and damages as a result of the member’s breach of warranty.